                                                                    EXHIBIT 99.1


WEST COAST POWER LLC

Consolidated Financial Statements
As of December 31, 2001
Together With Auditors' Report

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS






To the Member of West Coast Power LLC:

We have audited the accompanying consolidated balance sheets of West Coast Power LLC (a Delaware limited liability company) as of December 31, 2001 and 2000, and the related consolidated statements of operations, member equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of West Coast Power LLC as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The 2001 consolidating information in Note 10 is presented for purposes of additional analysis and is not a required part of the financial statements. This information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Arthur Andersen LLP

Houston, Texas

February 28, 2002 (except with respect
   to the matter discussed in Note 9,
   as to which the date is March 11, 2002)

                              WEST COAST POWER LLC


             CONSOLIDATED BALANCE SHEETS--DECEMBER 31, 2001 AND 2000


                                                                                                2001                      2000
                                                                                           ---------------          ---------------
                                       ASSETS
CURRENT ASSETS:
   Cash and cash equivalents                                                               $    74,270,040          $    41,617,872
   Accounts receivable                                                                         528,762,671              281,495,024
     Less- Reserves                                                                           (303,514,340)             (34,895,799)
                                                                                           ---------------          ---------------

                         Accounts receivable, net                                              225,248,331              246,599,225

   Inventories                                                                                  43,064,642               30,522,385
   Prepaid expenses                                                                              6,198,008                3,164,171
   Current derivative asset                                                                     52,354,974                        -
                                                                                           ---------------          ---------------

                         Total current assets                                                  401,135,995              321,903,653

PROPERTY, PLANT AND EQUIPMENT, at cost:
   Land                                                                                         56,583,322               56,583,322
   Plant and equipment                                                                         510,589,621              483,185,648
   Less- Accumulated depreciation                                                              (85,490,052)             (59,719,649)
                                                                                           ---------------          ---------------

                         Property, plant and equipment, net                                    481,682,891              480,049,321

LONG-TERM DERIVATIVE ASSET                                                                     136,022,293                        -

OTHER ASSETS:
   Goodwill, net of accumulated amortization of $12,119,176 and
     $9,283,968 for 2001 and 2000, respectively                                                 38,998,481               41,833,689
   Deferred financing costs, net of accumulated amortization of
     $4,148,106 and $2,313,084 for 2001 and 2000, respectively                                   2,488,844                3,855,127
                                                                                           ---------------          ---------------

                         Total other assets                                                     41,487,325               45,688,816
                                                                                           ---------------          ---------------

                         Total assets                                                      $ 1,060,328,504          $   847,641,790
                                                                                           ===============          ===============

                           LIABILITIES AND MEMBER EQUITY

CURRENT LIABILITIES:
   Current maturities of long-term debt                                                    $    18,000,000          $    24,000,000
   Accounts payable-
     Trade                                                                                       5,425,292               14,799,923
     Affiliates                                                                                 52,806,753              165,757,432
   Accrued liabilities                                                                           5,983,830               25,714,540
   Current derivative liability                                                                 55,659,970                        -
                                                                                           ---------------          ---------------

                         Total current liabilities                                             137,875,845              230,271,895

LONG-TERM DEBT, net of current maturities                                                      132,056,703              193,904,000

LONG-TERM DERIVATIVE LIABILITY                                                                 137,244,131                        -

COMMITMENTS AND CONTINGENCIES (Note 8)

MEMBER EQUITY                                                                                  653,151,825              423,465,895
                                                                                           ---------------          ---------------

                         Total liabilities and member equity                               $ 1,060,328,504          $   847,641,790
                                                                                           ===============          ===============



  The accompanying notes are an integral part of these consolidated financial statements.

                              WEST COAST POWER LLC


                      CONSOLIDATED STATEMENTS OF OPERATIONS

              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999



                                                                       2001                     2000                     1999
                                                                  ---------------          ---------------          ---------------
REVENUES                                                          $ 1,830,680,808          $   910,145,395          $   289,578,949
   Less- Reserves                                                    (268,618,541)             (34,895,799)             (10,849,362)
                                                                  ---------------          ---------------          ---------------

                  Net revenues                                      1,562,062,267              875,249,596              278,729,587

OPERATING COSTS:
   Nonaffiliate                                                        49,489,040               50,295,186               54,823,242
   Affiliate                                                        1,123,221,590              507,402,366              152,117,104
                                                                  ---------------          ---------------          ---------------

                  Total operating costs                             1,172,710,630              557,697,552              206,940,346
                                                                  ---------------          ---------------          ---------------

                  Operating margin                                    389,351,637              317,552,044               71,789,241

DEPRECIATION AND AMORTIZATION                                         (30,440,631)             (34,455,219)             (26,397,605)

GENERAL AND ADMINISTRATIVE EXPENSES                                   (14,280,798)              (4,711,184)              (2,077,259)
                                                                  ---------------          ---------------          ---------------

                  Income from operations                              344,630,208              278,385,641               43,314,377

INTEREST EXPENSE                                                      (32,843,268)             (26,518,883)             (16,616,034)

CHANGE IN FAIR VALUE OF
   ELECTRICITY OPTIONS                                                 12,080,525              (12,211,623)                       -

INTEREST INCOME                                                         2,491,253                5,724,794                2,346,407
                                                                  ---------------          ---------------          ---------------

NET INCOME                                                        $   326,358,718          $   245,379,929          $    29,044,750
                                                                  ===============          ===============          ===============



  The accompanying notes are an integral part of these consolidated financial statements.

                              WEST COAST POWER LLC


        CONSOLIDATED STATEMENTS OF MEMBER EQUITY AND COMPREHENSIVE INCOME

              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999


                                                                             Accumulated
                                                                                Other
                                                                            Comprehensive           Member            Comprehensive
                                                                                Income              Equity               Income
                                                                            -------------        -------------        -------------
 BALANCE, January 1, 1999                                                             $ -        $ 134,850,078        $           -
   Contributions                                                                        -          142,642,634                    -
   Net income                                                                           -           29,044,750           29,044,750
   Distributions                                                                        -          (14,540,000)                   -
                                                                            -------------        -------------        -------------

Comprehensive income for the year ended December 31, 1999                                                             $  29,044,750
                                                                                                                      =============

 BALANCE, December 31, 1999                                                             -          291,997,462        $           -
   Contributions                                                                        -           16,207,956                    -
   Net income                                                                           -          245,379,929          245,379,929
   Distributions                                                                        -         (130,119,452)                   -
                                                                            -------------        -------------        -------------

Comprehensive income for the year ended December 31, 2000                                                             $ 245,379,929
                                                                                                                      =============

 BALANCE, December 31, 2000                                                             -          423,465,895        $           -
   Contributions                                                                        -           10,095,134                    -
   Net income                                                                           -          326,358,718          326,358,718
   Distributions                                                                        -         (102,241,088)                   -
   Cumulative effect of change in
     accounting principle                                                        (147,551)                   -                    -
   Change in fair value of cash flow hedges                                    (6,411,167)                   -                    -
   Amounts reclassified into income                                             2,031,884                    -                    -
                                                                            -------------

   Other comprehensive income                                                  (4,526,834)          (4,526,834)          (4,526,834)
                                                                            -------------        -------------        -------------

Comprehensive income for the year ended December 31, 2001                                                             $ 321,831,884
                                                                                                                      ==============

 BALANCE, December 31, 2001                                                 $  (4,526,834)       $ 653,151,825
                                                                            =============       ==============



  The accompanying notes are an integral part of these consolidated financial statements.

                              WEST COAST POWER LLC


                      CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 and 1999



                                                                                    2001               2000                1999
                                                                              -------------       -------------       -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                                 $ 326,358,718       $ 245,379,929       $  29,044,750
   Adjustments to reconcile net income to net cash provided by
     (used in) operating activities-
       Depreciation and amortization                                             30,440,631          34,455,219          26,397,605
       Change in fair value of electricity options                              (12,080,525)         12,211,623                   -
       Changes in assets and liabilities that provided
          (used) cash-
            Accounts receivable, net                                             21,350,894        (187,734,757)        (28,926,358)
            Inventories                                                         (12,542,257)        (14,918,903)            (65,213)
            Prepaid expenses                                                     (3,033,837)           (562,093)         (1,554,054)
            Accounts payable                                                   (125,087,533)        142,266,514          30,514,407
            Accrued liabilities                                                  (4,887,962)        (17,405,349)        (84,399,090)
            Deferred revenues                                                             -         (21,927,348)         (3,023,449)
            Other assets                                                           (468,737)          2,870,000          (5,901,933)
                                                                              -------------       -------------       -------------

     Net cash provided by (used in) operating activities                        220,049,392         194,634,835         (37,913,335)
                                                                              -------------       -------------       -------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Capital expenditures                                                         (27,403,973)        (13,266,570)         (3,523,332)
   Business acquisitions, net of cash acquired                                            -                   -        (352,500,064)
                                                                              -------------       -------------       -------------

     Net cash used in investing activities                                      (27,403,973)        (13,266,570)       (356,023,396)
                                                                              -------------       -------------       -------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from borrowings                                                      40,000,000          10,000,000         378,366,037
   Repayments of borrowings                                                    (107,847,297)        (89,596,000)        (80,866,037)
   Loans to affiliates                                                                    -          11,465,643         (11,465,643)
   Contributions                                                                 10,095,134          16,207,956         142,642,634
   Distributions                                                               (102,241,088)       (130,119,452)        (14,540,000)
                                                                              -------------       -------------       -------------

     Net cash provided by (used in) financing activities                       (159,993,251)       (182,041,853)        414,136,991
                                                                              -------------       -------------       -------------

NET INCREASE (DECREASE) IN CASH AND
   CASH EQUIVALENTS                                                              32,652,168            (673,588)         20,200,260

CASH AND CASH EQUIVALENTS, beginning of year                                     41,617,872          42,291,460          22,091,200
                                                                              -------------       -------------       -------------

CASH AND CASH EQUIVALENTS, end of year                                        $  74,270,040       $  41,617,872       $  42,291,460
                                                                              =============       =============       =============

SUPPLEMENTAL DISCLOSURE OF CASH
   FLOW INFORMATION:
     Cash paid for interest                                                   $  33,056,514       $  27,315,568       $  15,086,581
                                                                              =============       =============       =============



  The accompanying notes are an integral part of these consolidated financial statements.

                              WEST COAST POWER LLC


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1. BACKGROUND AND NATURE OF OPERATIONS:

Background

Prior to 1999, Dynegy Power Corp. (DPC), a wholly owned subsidiary of Dynegy Inc. (Dynegy), and NRG Energy, Inc. (NRG), a majority owned subsidiary of Northern States Power Company until its merger with New Century Energies, Inc., to form Xcel Energy, Inc., in August 2000 (collectively, the Sponsors) each held a 50 percent interest in two limited liability companies: El Segundo Power, LLC
(ESP), and Long Beach Generation LLC (LBG) (collectively, the Historical LLCs). In May 1999, the Sponsors acquired the assets and liabilities which make up Cabrillo Power I LLC (Cabrillo I) and Cabrillo Power II LLC (Cabrillo II) (collectively, the New LLCs). Effective June 30, 1999, the Sponsors formed WCP Holdings LLC (Holdings) and West Coast Power LLC (WCP), a Delaware limited liability company. The Sponsors have an equal interest in Holdings and share in profits and losses equally. WCP is wholly owned by Holdings and serves as a holding company for the Historical LLCs and New LLCs.

Upon formation of WCP, the assets and liabilities of the Historical LLCs were contributed to WCP by the Sponsors and were recorded at their historical costs because the transfer represented a reorganization of entities under common control. These financial statements include the results of operations of the Historical LLCs for all of 2001, 2000 and 1999 and the results of operations of the New LLCs since the date of their acquisition. Operations are governed by the executive committee with two representatives from each Sponsor.

Nature of Operations

ESP owns a 1,020-megawatt (MW) plant located in El Segundo, California, consisting of four steam electric generating units. ESP's assets were purchased from the Southern California Edison Company (SCE) through a competitive bid process for $88.3 million on April 4, 1998. Historically, the facility had operated as a merchant plant, selling energy and ancillary services through the deregulated California wholesale electric market. In 2001, the facility entered into a long-term power purchase agreement (PPA) with the California Department of Water Resources (CDWR), as discussed in Note 6, for a portion of the facility's generation through December 2004. The facility also maintained a must-run agreement (MRA) with the California Independent System Operator (ISO) that was terminated by the ISO on December 31, 1999.

LBG owns a 560-MW plant located in Long Beach, California, consisting of seven 60-MW gas turbine generators and two 70-MW steam turbine units. LBG's assets were purchased from SCE on April 1, 1998, through a competitive bid process for $29.8 million. Historically, the facility had operated as a merchant plant, selling energy and ancillary services through the deregulated California wholesale electric market. In 2001, the facility entered into a long-term PPA with the CDWR, as discussed in Note 6, for a portion of the facility's generation through December 2004.

Cabrillo I owns a 965-MW plant located in Carlsbad, California, consisting of five steam electric generating units and one combustion turbine. Cabrillo I's assets were purchased from San Diego Gas & Electric (SDG&E) on May 22, 1999, at a purchase price of $283.4 million. Historically, the facility had operated as a merchant plant, selling energy and ancillary services through the deregulated California wholesale electric market. In 2001, the facility entered into a long-term PPA with the CDWR, as discussed in Note 6, for a portion of the facility's generation through December 2004. The facility also maintains an MRA with the ISO.

Cabrillo II owns 17 combustion turbines with an aggregate capacity of 253 MW located throughout San Diego County, California. Cabrillo II's assets were purchased on May 22, 1999, from SDG&E through a competitive bid process for a purchase price of $69.1 million. The facility operates as a merchant plant, selling energy and ancillary services to the California wholesale electric market. The facility also maintains an MRA with the ISO.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Consolidation

The consolidated financial statements include the accounts of WCP after elimination of intercompany accounts and transactions.

Cash and Cash Equivalents

WCP considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Inventories

Inventories are stated at the lower of market or cost using last-in, first-out
(LIFO) or average cost and are comprised of the following at December 31, 2001 and 2000:

                                                                        2001            2000
                                                                   --------------  --------------
           Emissions credits (average cost)                         $   7,292,677   $  12,872,541
           Materials and supplies (average cost)                       10,810,138      10,372,169
           Fuel oil (LIFO)                                             24,961,827       7,277,675
                                                                   --------------  --------------

                                                                    $  43,064,642   $  30,522,385
                                                                    =============   =============

Emission credits represent costs paid by WCP to acquire additional NOx credits. WCP uses these credits to comply with emission caps imposed by various environmental laws under which it must operate. As individual credits are used, costs are recognized as operating expense. See additional discussion below at "Environmental Costs."

Plant and Equipment

Plant and equipment costs are being depreciated on a straight-line basis over estimated useful lives of 3 to 29 years.

Impairment of Long-Lived Assets

In the event that facts and circumstances indicate that the carrying amounts of long-lived assets could be impaired, an evaluation of recoverability is performed that compares the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount to determine if a write-down is required. If this evaluation indicates that the assets will not be recoverable, the carrying value of WCP's assets would be reduced to their estimated fair value.

Goodwill

Goodwill represents the excess purchase cost over the estimated fair value of the assets acquired and liabilities assumed and has been amortized on a straight-line basis over 3 to 27 year estimated useful lives based on the useful life of the related plant and equipment.

Overhaul and Maintenance Reserves

Effective January 1, 2001, WCP changed its method of accounting for major maintenance costs. Prior to 2001, WCP accrued major overhaul and maintenance costs expected to be incurred that are not covered by the operations and maintenance (O&M) agreements. Other maintenance and repair costs were charged to expense as incurred. As of January 1, 2001, WCP capitalizes major overhaul and maintenance costs over $100,000 that have future benefits and that are not covered by the O&M agreements as these costs are incurred. These costs are depreciated individually over the expected life of each overhaul or addition. Removal costs, parts having an expected life of one year or less and normal, routine maintenance and repair costs are expensed as incurred. The change had no material effect on the consolidated financial statements.

Federal Income Taxes

WCP is not a taxable entity for federal income tax purposes. Accordingly, there is no provision for income taxes in the accompanying consolidated financial statements.

Revenue Recognition

Revenues from the sale of energy and ancillary services are recorded based upon output delivered and/or service priced at market or other terms as contractually stipulated. Revenues received from the MRA are primarily derived from availability payments and amounts based on reimbursing variable costs. Historically, WCP's sales have been to the ISO, the California Power Exchange
(PX) and Dynegy Power Marketing, Inc. (DYPM). In March 2001, WCP entered into a long-term PPA with the CDWR, as discussed at Note 6. Revenues identified as being subject to future resolution are accounted for as discussed in Note 8.

Environmental Costs

Environmental costs relating to current operations are expensed. Liabilities are recorded when an environmental assessment indicates that remedial efforts are probable and the costs can be reasonably estimated. During 2001, the state of California disallowed the purchase of NOx emission credits, but has allowed generators to use credits previously purchased. LBG and ESP have the ability to share emissions credits. When generators' emissions exceed the yearly allowance of credits and the inventory of previously purchased credits, a fine of $7.50 per pound of excess emissions is assessed to that generator and future credit allocations are reduced. No such fines were incurred by WCP in 2001.

Cabrillo I executed a variance mitigation agreement (VMA) with the San Diego County Air Pollution Control District (SDC APCD) in March 2001 as Cabrillo I would not be able to meet District Rule 69's more stringent NOx emissions standards in 2001. The SDC APCD board gave Cabrillo I until July 1, 2003, to meet emission standards and approved the VMA for that time period, which set the mitigation fee for excess emissions above 419 tons per year at $15,500 per ton. WCP incurred approximately $11.1 million in mitigation fees during 2001. All emissions expenses are included in operating costs.

Risk Management Activities

WCP enters into various derivative instruments to hedge the risks associated with changes in commodity prices and interest rates. WCP uses physical forward contracts to hedge a portion of its exposure to price fluctuations of natural gas and electricity. Effective January 1, 2001, hedging gains and losses are recognized in accordance with Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." Prior to the adoption of SFAS No. 133, WCP recognized hedging gains and losses when the related sales transactions occurred. WCP also entered into interest rate swap agreements, which effectively exchange variable interest rate debt for fixed interest rate debt. The agreements are used to reduce the exposure to possible increases in interest rates. WCP entered into these swap agreements with major financial institutions.

Concentration of Credit Risk

WCP sells its electricity production to purchasers of electricity in California, which included the PX (prior to its declaring bankruptcy in January 2001), the ISO and, beginning in 2001, the CDWR. WCP remains exposed to credit risk on its outstanding ISO and PX receivables for power delivered from November 2000 through January 2001. Management is continually assessing WCP's exposure related to its California receivables and establishes reserves to reflect market uncertainties, as discussed in Notes 8 and 9.

Use of Estimates in Financial Statement Preparation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires estimates and assumptions that affect the reported amounts of assets and liabilities as well as certain disclosures. WCP's financial statements include amounts that are based on management's best estimates and judgments. Such estimates include, among other things, estimated reserves for probable contingencies such as those discussed in
Note 8. Actual results could differ from those estimates.

Fair Value of Financial Instruments

WCP's financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable and debt instruments. The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable are representative of their respective fair values due to the short-term maturity of these instruments. The fair value of WCP's debt instruments is considered to approximate the carrying amount of these instruments as their interest rates are based on the London Interbank Offering Rate (LIBOR). Additionally, WCP has entered into certain interest rate swap agreements in order to fix its effective interest rate as discussed in Note 7, fair value hedges, and electricity and gas options as discussed in Note 3.

Adoption of SFAS No. 133

The Financial Accounting Standards Board (FASB) issued and subsequently amended SFAS No. 133, which became effective January 1, 2001. Provisions in SFAS No. 133, as amended, affect the accounting and disclosure of certain contractual arrangements and operations of WCP. Under SFAS No. 133, as amended, all derivative instruments are recognized in the balance sheet at their fair values and changes in fair value are recognized immediately in earnings, unless the derivatives qualify and are designated as hedges of future cash flows or qualify and are designated as normal purchases and sales. For derivatives treated as hedges of future cash flows, the effective portion of changes in the fair value of the derivative instrument is recorded in other comprehensive income until the related hedged items impact earnings. Any ineffective portion of a hedge is reported in earnings immediately. For derivatives treated as fair value hedges, changes in the fair value of the derivative and changes in the fair value of the hedged risk attributable to the related asset, liability or firm commitment are recorded in current period earnings. If the fair value hedge is effective, the amounts recorded to income attributable to the derivative and hedged risk will offset. Derivatives treated as normal purchases or sales are recorded and recognized in income using accrual accounting. WCP adopted SFAS No. 133 on January 1, 2001, and recorded a cumulative effect adjustment of approximately $(0.1) million to other comprehensive income attributable to certain gas and interest rate cash flow hedges. There was no impact on earnings at adoption.

New Accounting Pronouncements

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses the accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and Accounting Principles Board (APB) Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events, and Transactions." WCP's adoption of SFAS No. 144 on January 1, 2002, did not have any impact on WCP's consolidated financial position or results of operations.

During 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which discontinues goodwill amortization over its estimated useful life; rather, goodwill will be subject to at least an annual fair value based impairment test. WCP is currently analyzing any impact the adoption of SFAS No. 142 effective January 1, 2002, will have on the consolidated financial position and results of operations for WCP.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred with the associated asset retirement costs being capitalized as a part of the carrying amount of the long-lived asset. SFAS No. 143 also includes disclosure requirements that provide a description of asset retirement obligations and reconciliation of changes in the components of those obligations. WCP is evaluating the future financial effects of adopting SFAS No. 143 and expects to adopt the standard effective January 1, 2003.

Reclassifications

Certain reclassifications have been made to conform the prior year presentation to the current year presentation.

3. DERIVATIVES AND HEDGING:

In 2000, WCP had purchased and sold gas and electricity options to manage the operating margins of its plants during 2001. The purchased gas call options had a fair value of approximately $1.4 million, and the sold electricity call options had a fair value of approximately $(12.2) million at December 31, 2000. The purchased gas calls were designated as cash flow hedges and, accordingly, changes in the market value of these contracts and the premiums paid were deferred until the actual natural gas purchases occurred in accordance with accounting principles generally accepted in the United States prior to the adoption of SFAS No. 133. The sold electricity options did not qualify for hedge accounting, and changes in the market value of these contracts were recorded in income. For the year ended December 31, 2000, WCP had recorded expense of approximately $12.2 million related to the sold electricity options. During 2001, these options were exercised. As electricity prices decreased significantly, WCP recognized income of approximately $12.1 million related to the sold electricity options.

As a result of interpretations of SFAS No. 133 in 2001, WCP determined that the CDWR contract qualifies for the normal purchases and sales exception. WCP has entered into other forward purchase sales agreements for physical delivery of gas and other forward sales agreements for physical delivery of power that qualify for the normal purchases and normal sales exception to SFAS No. 133.

WCP enters into interest rate swaps which qualify as cash flow hedges. These interest rate swaps are used to convert the floating interest rate component of debt to fixed rates as discussed in Note 7.

During the year ended December 31, 2001, there was no material ineffectiveness from changes in fair value of hedge positions, and no amounts were excluded from the assessment of hedge effectiveness related to the hedge of future cash flows. Additionally, no amounts were reclassified to earnings in connection with forecasted transactions that were no longer considered probable.

The balance in other comprehensive income at December 31, 2001, is expected to be reclassified to future earnings contemporaneously with the payments of interest. Of this amount, approximately $3.3 million of expense is estimated to be reclassified into earnings over the year ending December 31, 2002. The actual amounts that will be reclassified to earnings over the next year and beyond could vary materially from these estimates as a result of changes in market conditions.

WCP has entered into a series of fixed price electricity purchases to hedge the fair value of its fixed price CDWR PPA. During the year ended December 31, 2001, there was no ineffectiveness from changes in fair value of hedge positions and no amounts were excluded from the assessment of hedge effectiveness. Additionally, no amounts were recognized in relation to firm commitments that no longer qualified as fair value hedge items.

The value of the fair value hedge at December 31, 2001, is approximately $(188.4) million and is included in the derivative liability accounts. The corresponding value of the hedged risk is approximately $188.4 million and is included in the derivative asset accounts.

4. RELATED PARTIES:

WCP purchases fuel for its plants under natural gas supply agreements (GSAs) with Dynegy Marketing and Trade (DMT), an affiliate of WCP. Charges for fuel are based upon similar terms and conditions as could be obtained from third parties.

WCP contracted with DYPM, an affiliate of WCP, to provide all power scheduling, power marketing and risk management for WCP under an energy management agreement (the EMA). Additionally, WCP contracted with DMT to provide all scheduling and marketing of fuel supply for WCP under the EMA.

WCP contracted with NRG West, Inc., an affiliate of WCP, to manage the operations and management services agreements (OMSA). The services provided under the OMSA consisted primarily of overseeing the operations and maintenance efforts of SCE and SDG&E. SCE operated ESP and LBG until April 2000, and SDG&E operated Cabrillo I and Cabrillo II until May 2001. WCP then entered into O&M agreements with NRG Cabrillo Power Operations Inc. and NRG El Segundo Operations Inc., affiliates of WCP, for Cabrillo I and Cabrillo II effective May 2001 and for ESP and LBG effective April 2000. Fees for services primarily include recovery of the costs of operating the plant as approved in the annual budget and a base monthly fee. When the OMSAs were terminated once NRG became operator, WCP contracted with NRG Development Company, Inc., an affiliate of WCP, to provide services under the Administrative Management Agreement (the AMA). Services provided under the AMA include local services not covered under the O&M agreements, including environmental, engineering, legal and public relations services. Fees for such services are subject to executive committee approval if the amounts exceed a certain percentage of the applicable approved budget.

WCP entered into an administrative services management agreement (the ASMA) with Dynegy Power Management Services, L.P., an affiliate of WCP, which provides administrative services such as business management and accounting to WCP. Fees for such services are subject to executive committee approval if the amounts exceed a certain percentage of the applicable annual approved budget.

In addition to the related-party transactions listed above, WCP paid $14.2 million interest to DMT, as discussed in Note 8.

Affiliates of WCP provide various services for WCP. Charges for these services are included in WCP's operating and general and administrative expenses and consisted of the following for 2001, 2000 and 1999:


                                                              2001                    2000                   1999
                                                          --------------         --------------         --------------
Operating expenses-
   Fuel                                                   $1,054,268,850         $  482,937,131         $  147,503,316
   EMA charges                                                17,016,988              9,091,528              3,869,387
   OMSA, O&M and AMA charges                                  51,935,752             15,373,707                744,401
                                                          --------------         --------------         --------------

                                                          $1,123,221,590         $  507,402,366         $  152,117,104
                                                          ==============         ==============         ==============

ASMA fees included in general and administrative
   expenses                                               $    1,374,214         $      776,403         $      491,659
                                                          ==============         ==============         ==============

5. OPERATION AND MAINTENANCE AGREEMENTS:

For the New LLCs' acquisition, WCP was required to enter into an O&M agreement with SDG&E which expired in May 2001. For 1999, the Historical LLCs were operated under an O&M agreement with SCE which expired in early 2000. The SDG&E and SCE O&M agreements were cost-plus agreements based on SDG&E's and SCE's estimates of the direct and indirect service costs for operating and maintaining the plant sites. Expenses related to such services of approximately $5.5 million, $14.1 million and $25.9 million were included in nonaffiliate operating costs in the accompanying consolidated statements of operations for 2001, 2000 and 1999, respectively.

6. POWER PURCHASE AGREEMENT:

WCP entered into a long-term PPA with the CDWR in March 2001. From inception through December 31, 2001, the CDWR contracted for fixed price capacity sales of an aggregate of 1,000 MW from WCP's facilities. From January 2002 through December 31, 2004, the CDWR contracted for fixed price firm energy and fixed price capacity representing a substantial portion of WCP's capacity. Sales to CDWR constituted greater than 10 percent of WCP's total revenues in 2001.

7. LONG-TERM DEBT:

WCP entered into a credit agreement with Bank of America Securities LLC, as agent, to arrange with a syndicate of banks (the Lenders) a five-year, $322.5 million amortizing term loan with a balloon payment and a $40 million working capital facility line of credit (the Credit Agreement). The Credit Agreement matures in June 2004. At December 31, 2001, no amounts were outstanding under the working capital facility. The interest rate on the outstanding loan balance was LIBOR plus 2.0 percent, which increased on July 1, 2001, to 2.125 percent.

On September 30, 1999, WCP entered into two interest rate swap agreements related to the credit facility. One agreement effectively fixed the interest rate at 6.435 percent for the first $60 million and matures June 2004. The second swap agreement effectively fixed the interest rate at 6.230 percent for an incremental $40 million and matures in June 2002. At December 31, 2001, the fair values of the swaps maturing in 2004 and 2002, were approximately $(3.7) million and $(0.8) million, respectively. These swaps are designated as hedges of the future cash outflows for interest payments on the debt. WCP paid interest on the term loan, working capital line of credit and interest rate swaps totaling approximately $18.6 million in 2001, $27.3 million in 2000 and $13.2 million in 1999.

The Credit Agreement is secured by all of WCP's assets and membership interests. The Sponsors have provided limited guarantees for environmental capital expenditures and interest. Environmental capital expenditures, as defined in the Credit Agreement, will be funded by the Sponsors, who will make capital contributions or subordinated loans to WCP to the extent necessary for environmental capital expenditures up to an aggregate of $60 million as of December 31, 2001. The Sponsors have each provided guarantees of approximately $25 million associated with minimum insurance requirements under the Credit Agreement. Additionally, in December 2001, one credit agency's downgrade of Dynegy's debt triggered a requirement for additional credit assurance. As such, Dynegy was required by the Lenders to post a $4.5 million letter of credit for WCP, which expires December 31, 2002. After year-end, this letter of credit was reduced to approximately $3.3 million following WCP's annual payment on the term loan.

Future principal maturities under the term loan are as follows:

                 2002                     $    18,000,000
                 2003                          18,000,000
                 2004                         114,056,703
                                         ----------------

                                          $   150,056,703
                                          ===============

8. COMMITMENTS AND CONTINGENCIES:

California Power and Natural Gas Markets

Beginning in the fourth quarter of 2000, the power and natural gas markets in California experienced substantial volatility driven principally by a fundamental imbalance in supply and demand and the retail electricity price caps imposed on the state's two largest utilities. Both Pacific Gas & Electric Company (PG&E) and SCE defaulted on payments to the ISO and the PX as well as other creditors. PG&E has since filed for bankruptcy protection. As a result, the credit rating of both utilities has been reduced to noninvestment grade, and the ISO and the PX have defaulted in 2001 on payments due WCP.

WCP is actively seeking the collection of its outstanding accounts receivable. However, due to previously discussed payment defaults, coupled with the lag time between receipts of revenues, payment of expenses and the increased fuel cost, WCP was forced to defer payment for a portion of its fuel cost in 2001. This deferral of payment caused WCP to be temporarily out of compliance with the terms of its GSAs. WCP's noncompliance also caused WCP to be temporarily out of compliance with the terms of its Credit Agreement.

The executive committee of WCP took steps to address WCP's liquidity issues created by the California market situation as well as the resulting events of noncompliance under WCP's GSAs and Credit Agreement. These steps included (a) a negotiated deferral of payments owed under the GSAs, (b) a negotiated forbearance agreement with certain key creditors and (c) arrangement of alternative creditworthy purchasers for WCP's prospective operations.

Under the forbearance agreement, which was approved by the Lenders, DMT granted forbearances with respect to the past events of noncompliance discussed above, subject to certain parameters as described therein. By December 31, 2001, WCP had paid in full all outstanding balances under the forbearance agreement, including interest costs of approximately $14.2 million. WCP is currently in compliance with its GSAs and its Credit Agreement. With all outstanding balances to DMT paid as of December 31, 2001, the forbearance agreement terminated on January 3, 2002.

The state of California, through legislation appropriating funds for power purchases by the CDWR, has entered the market as a purchaser of electricity for resale to the utilities. In March 2001, WCP entered into an agreement to sell power to the CDWR through 2004, as discussed in Note 6. Under this agreement, the CDWR has always paid timely. Sales made to the ISO, which were backed by the CDWR and not related to sales under the PPA, were not paid timely. The payments were not made until after the issuance of the November 7th Federal Energy Regulatory Commission (FERC) order that required the ISO to bill the CDWR within 15 days and to file a schedule for bringing the remaining balance current within three months. By December 31, 2001, the ISO had remitted payment for February and March 2001. Since then, additional payments have been received; however, outstanding balances remain.

The executive committee of WCP continues to monitor the impact of the California power and natural gas markets on the financial position and liquidity of WCP. It believes that the successful execution of the CDWR agreement as well as the desire of the conflicted parties to resolve, on a long-term basis, the pertinent issues giving rise to the current situation will provide financial stability for WCP.

Litigation

Class Action Lawsuits--There have been multiple class action lawsuits filed which name WCP as a defendant. The six class action lawsuits stem from the events occurring in the California power market during the summer of 2000. The complaints allege violations of California's Business and Professions Code, Unfair Trade Practices Act and various other statutes. Specifically, the named plaintiffs allege that the defendants, including the owners of in-state generation and various power marketers, conspired to manipulate the California wholesale power market to the detriment of California consumers. Included among the acts forming the basis of the plaintiffs' claims are alleged improper sharing of generation outage data, improper withholding of generation capacity and manipulation of power market bid practices. The plaintiffs seek unspecified treble damages.

The six lawsuits are at preliminary stages. Defendants in the six lawsuits have yet to file answers. The plaintiffs filed motions to remand five of the cases to state court. In respect to the sixth case, the parties agreed that, based on a judge's decision to remand the other five lawsuits, the case should go back to state court. All six lawsuits will be consolidated before a single California state court judge.

After the actions were remanded, the parties agreed that the processing of these multiple actions should be coordinated. On December 12, 2001, the California Judicial Council resolved a dispute among the parties as to the county in which the actions should be coordinated, and it assigned the Coordination Proceedings (No. 4204 and No. 4205) to the Superior Court of California, County of San Diego. On December 20, 2001, the presiding judge of the San Diego Superior Court designated Judge Sammartino as the Coordination Trial Judge for the Coordination Proceedings. On January 17, 2002, Judge Sammartino set a preliminary trial conference for March 4, 2002, to, among other things, set schedules for (a) determining legal issues that might expedite disposition of the Coordination Proceedings, (b) establishing a discovery schedule and (c) resolving matters pertinent to the class action issue.

The defendants in the six lawsuits have formed various joint defense groups in an effort to coordinate the defense of the claims and to share certain costs of defense. WCP believes the allegations are without merit and will vigorously defend these claims. In the opinion of management, the amount of ultimate liability with respect to these actions will not have a material adverse effect on the consolidated financial position or results of operations of WCP.

FERC Orders--In response to the filing of a number of complaints challenging the level of wholesale prices, the FERC initiated a staff investigation and issued an order on December 15, 2000, implementing a series of wholesale market reforms and made subject to refund all spot market sales through the ISO and the PX markets beginning October 2, 2000. FERC also included an interim price review procedure for prices above a $150 per MW hour "breakpoint" on sales to the ISO and through the PX. The order does not prohibit sales above the breakpoint but the seller was subject to weekly reporting and monitoring requirements. In an order issued March 9, 2001, the FERC determined that only sales during so-called "Stage 3" emergency hours would be subject to refund beginning January 1, 2001. However, sales between October 2, 2000, and December 31, 2000, remained subject to refund under the FERC's December 15 order. Various parties sought rehearing of this market mitigation measure and, as explained below, the FERC ruled on the matter in an order issued on July 25, 2001.

On April 26, 2001, the FERC revised its market mitigation plan, effective May 29, 2001, to cover all emergency hours. The mitigated price was to be in effect only during reserve deficiency hours. Suppliers charging prices above the mitigated price during those hours could file to justify those prices.

On June 19, 2001, the FERC again revised its market mitigation plan, effective June 20, 2001. Pursuant to this plan, the FERC is mitigating prices charged in all hours throughout the Western Systems Coordinating Council based on the mitigated price in the ISO markets. During reserve deficiency hours, the mitigated price is set pursuant to an average index for gas times the heat rate of the last unit dispatched by the ISO during a "Stage 1" emergency, plus a 10 percent adder for credit risk. Nitrogen oxide charges, start-up costs and additional fuel costs will be collected through an ISO uplift charge. During nonreserve deficiency hours, the market clearing price is capped at 85 percent of the mitigated price. WCP has filed for rehearing and clarification of the order. The FERC also ordered all parties to participate in a 15-day settlement conference to determine refunds, which proved unsuccessful. Pursuant to that order, the settlement judge has issued a refund recommendation to the FERC, stating that refunds from all market participants since October 2000 probably total between several hundred million dollars and a billion dollars. The April 26, 2001, and June 19, 2001, orders apply only to sales made on a daily basis; that is, within 24 hours of delivery. After March 2001, the vast majority of power sold by WCP is committed to a long-term contract exempt from these orders.

On July 25, 2001, as modified on December 31, 2001, the FERC initiated refund hearing procedures related to California wholesale spot market sales that occurred between October 2, 2000, and June 20, 2001. The July 25th order supercedes prior refund orders issued by the FERC that cover this period. In the July 25th order, the FERC developed a methodology to redetermine allegedly competitive market outcomes during each hour of this period. An administrative law judge has been appointed to determine (a) the mitigated price for power during each hour of the refund period, (b) the amount of refunds owed by each supplier according to the FERC's methodology and (c) the amount currently owed to each supplier (with separate quantities due from each entity) by the ISO, the investor-owned utilities and the state of California. Any refunds owed would then be offset against amounts not paid. Management does not expect the administrative law judge to issue his findings before August 2002. WCP is actively participating in these proceedings and is appealing these and related orders.

On December 19, 2001, the FERC issued an order that in part focused on the FERC-established price mitigation plan, which includes a formula prescribed by the FERC to determine maximum rates for wholesale power transactions in spot markets in the Western Systems Coordinating Council between June 21, 2001, and September 30, 2002. In this order, the FERC made some changes in this mitigation plan. Certain of these changes were put in place retroactively and might have the effect of reducing the applicable maximum rate in past periods. WCP has sought rehearing or clarification of this decision, pointing out that various other aspects of the December 19 order, coupled with other recent FERC orders, indicate that the FERC did not intend to modify past prices under this mitigation plan.

Because of the complexity and state of this matter, the effect on WCP and whether it will lead to additional litigation cannot be predicted with certainty.

In addition to the FERC investigation discussed above, several state and other federal regulatory investigations and complaints have commenced in connection with the wholesale electricity prices in California and other neighboring western states to determine the causes of the high prices and potentially to recommend remedial action. In California, the California Public Utilities Commission, the California Electricity Oversight Board, the California Bureau of State Audits, the California Office of the Attorney General and several California state legislative committees all have separate ongoing investigations into the high prices and their causes. With the exception of a report by the California Bureau of State Audits, none of these investigations has been completed and no findings have been made in connection with any of them. The California state audit report concluded that the primary causes of the market disruptions in California were fundamental flaws in the structure of the power market.

Additionally, on February 25, 2002, the California Public Utilities Commission and the California Electricity Oversight Board filed complaints with the FERC asking that it void or reform power supply contracts between CDWR and, among others, WCP. The complaints allege that prices under the contracts exceed just and reasonable prices permitted under the Federal Power Act. While WCP believes the terms of its contracts are just and reasonable and do not reflect alleged market manipulation, it cannot predict how the FERC will respond to these complaints.

Reserves

As of December 31, 2001, WCP has reserved approximately $303.5 million related to disputed ISO revenues and penalties, disputed PX revenues, potential FERC refund amounts, accounts receivable collectibility and other miscellaneous amounts. These reserves are presented as offsets to receivables and revenue in the accompanying consolidated financial statements and represent management's best estimate of the probable exposure to losses arising from the ultimate resolution of the matters discussed above. Although such reserves may change over time as the market uncertainties are resolved, management believes such changes will not ultimately be material to WCP's consolidated financial position or results of operations.

During December 2000, WCP entered into an interim agreement with the ISO. As of December 31, 2000, WCP had accrued an incremental $35 million in revenues that management believed to be associated with sales under this agreement. There is an ongoing reconciliation process between the ISO and WCP regarding this matter and, accordingly, the $35 million was reserved as contingent. Due to subsequent information provided by the ISO in 2001, WCP has revised this estimate during 2001 and included it in the above reserve.

For the year ended December 31, 1999, WCP had accrued certain reserves pertaining to contingent revenues totaling approximately $10.8 million, increasing reserves from prior periods to approximately $37.8 million at December 31, 1999. These reserves were provided for various disputes with customers that were subject to contract interpretations, compliance with processes and filed market disputes. Cash received totaling $11.4 million associated with reserves was loaned in 1999 to the Sponsors until resolution of the disputed items. These reserves were settled during 2000, and all loans to affiliates were repaid. Adjustments related to the settlement were applied against the contingent reserves with an insignificant impact on the consolidated statement of operations in 2000.

9. SUBSEQUENT EVENT:

On March 11, 2002, the California attorney general filed, on behalf of the people of the state of California, complaints in San Francisco Superior Court against several energy generators, including those owned by WCP. The complaints allege that since June 1998, these generators sold power in the open market that should have been held in emergency reserve for the state. In the aggregate, the complaints seek more than $150 million in penalties, restitution and return profits from the several generators. WCP believes the allegations are without merit and will vigorously defend these claims. In the opinion of management, the amount of ultimate liability with respect to this action will not have a material adverse effect on the consolidated financial position or results of operations of WCP.

10. ACQUISITION OF CABRILLO I AND CABRILLO II:

In May 1999, the Sponsors acquired the assets and liabilities of Cabrillo I and Cabrillo II from a third party. The acquisition was accounted for using the purchase method of accounting. Accordingly, the purchase cost, net of working capital, was allocated to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. Consideration for the acquisition included cash paid of $352.5 million and the assumption of approximately $95.9 million in liabilities.

The following unaudited pro forma information presents a summary of consolidated results of operations of WCP for the year ended December 31, 1999, as if the acquisition of the New LLCs by the Sponsors and subsequent transfer to WCP had occurred on January 1, 1999:

                 Revenues                         $   300,418,772
                 Net income                            23,593,479


Consolidating Financial Statements not included.